RECD S.E.C.
FEB 26 2010
503

[redacted]

10025683

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34999

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: UMB Financial Services, Inc.
(a wholly owned subsidiary of UMB Bank, n.a.)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

928 Grand Boulevard
(No. and Street)

Kansas City	Missouri	64106
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brenda Delay — (816) 860-8767
(Area Code - Telephone No.)

Senior Vice President and Chief Operating Officer

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

1100 Walnut Street, Suite 3300	Kansas City	Missouri	64106-2232
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AFFIRMATION

I, Brenda Delay, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to UMB Financial Services, Inc. (the "Company") (a wholly owned subsidiary of UMB Bank, n.a.) as of and for the year ended December 31, 2009, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Brenda Delay — 2/23/2010

Signature — Date

SR VICE PRES

Title

Vonda Lee Kirkman

Notary Public

VONDA LEE KIRKMAN
Notary Public - Notary Seal
STATE OF MISSOURI
Clay County
My Commission Expires: Dec 1, 2011
Commission # 07417404

UMB FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of UMB Bank, n.a.)

TABLE OF CONTENTS

		Page
This report contains (check all applicable boxes):		
(x) (a)	Facing Page	
(x)	AN OATH OR AFFIRMATION	
(x)	INDEPENDENT AUDITORS' REPORT	1
(x) (b)	Statement of Financial Condition	2
(x) (c)	Statement of Income	3
(x) (d)	Statement of Changes in Stockholder's Equity	4
(x) (e)	Statement of Cash Flows	5
()(f)	Statements of Changes in Liabilities Subordinated to Claims of General Creditors (Not Applicable)	
(x)	Notes to Financial Statements	6–10
	SUPPLEMENTAL SCHEDULES	11
(x) (g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934	12
(x) (h)	Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934	13
(x) (i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934	13
() (j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1	
() (k)	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation (Not Applicable)	
(x) (l)	Copy of the SIPC Supplemental Report (filed separately)	
(x) (m)	A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit (Supplemental Report on Internal Control)	15–16

Deloitte.

Deloitte & Touche LLP
Suite 3300
1100 Walnut Street
Kansas City, MO 64106-2129
USA

Tel: +1 816 474 6180
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder and Board of Directors of
UMB Financial Services, Inc.
Kansas City, Missouri

We have audited the accompanying statement of financial condition of UMB Financial Services, Inc. (the "Company") (a wholly owned subsidiary of UMB Bank, n.a.) as of December 31, 2009, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of UMB Financial Services, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules (g), (h), and (i) listed in the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 25, 2010

UMB FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of UMB Bank, n.a.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

CASH ON DEPOSIT WITH AFFILIATE BANK	$ 1,005,945
TRADING SECURITIES — At fair value	2,445,907
RECEIVABLE FROM CLEARING BROKER	140,852
DEFERRED INCOME TAX ASSETS	120
PROPERTY AND EQUIPMENT — Net of accumulated depreciation of $101,988	864
INCOME TAX RECEIVABLE FROM AFFILIATE BANK	305,326
PREPAID EXPENSES AND OTHER	301,858
TOTAL	$4,200,872

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accrued expenses and other	$ 384,442
Payable to affiliate and correspondent banks	13,140
Total liabilities	397,582
STOCKHOLDER'S EQUITY:	
Common stock, $100 par value — 1,000 shares authorized, issued, and outstanding	100,000
Additional paid-in capital	1,050,000
Retained earnings	2,653,290
Total stockholder's equity	3,803,290
TOTAL	$4,200,872

UMB FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of UMB Bank, n.a.)

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2009

REVENUES:	
Fees	$3,902,289
Commissions	2,586,174
Investment income and other	108,306
Total revenues	6,596,769
EXPENSES:	
Employee compensation and benefits	4,321,116
Commissions	1,142,587
Data processing	496,688
Communications	32,331
Occupancy and equipment rental	38,305
Other	558,042
Total expenses	6,589,069
INCOME BEFORE INCOME TAX EXPENSE	7,700
INCOME TAX EXPENSE:	
Current	1,918
Deferred	3,150
Total income tax expense	5,068
NET INCOME	$ 2,632

See notes to financial statements.

UMB FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of UMB Bank, n.a.)

STATEMENT OF CHANGE IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2009

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCE — January 1, 2009	$ 100,000	$ 1,050,000	$ 2,650,658	$ 3,800,658
Net income			2,632	2,632
BALANCE — December 31, 2009	$ 100,000	$ 1,050,000	$ 2,653,290	$ 3,803,290

See notes to financial statements.

UMB FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of UMB Bank, n.a.)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 2,632
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	1,386
Deferred income taxes	3,150
Proceeds from maturities of trading securities	7,900,000
Purchases of trading securities	(6,379,238)
Accretion of interest discount on trading securities	(18,258)
Changes in:	
Receivable from clearing broker	473,724
Income taxes payable to/receivable from affiliate bank	(958,225)
Prepaid expenses and other assets	(247,069)
Payable to affiliate and correspondent banks	(1,879)
Accrued expenses and other	(65,326)
Total cash flows provided by operating activities	710,897
CASH FLOWS FROM INVESTING ACTIVITIES — Proceeds from sales of property and equipment	8,293
NET INCREASE IN CASH ON DEPOSIT WITH AFFILIATE BANK	719,190
CASH ON DEPOSIT WITH AFFILIATE BANK — Beginning of year	286,755
CASH ON DEPOSIT WITH AFFILIATE BANK — End of year	$ 1,005,945
SUPPLEMENTAL CASH FLOW INFORMATION — Income taxes paid to affiliate bank	$ 323,000

See notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Company Description and Operations — UMB Financial Services, Inc. (the "Company") is a registered securities broker and dealer and investment adviser. The Company is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and the Securities Investor Protection Corporation. The Company is a wholly owned subsidiary of UMB Bank, n.a. (UMB Bank), which is a wholly owned subsidiary of UMB Financial Corporation (UMBFC).

The Company is organized primarily to provide transaction services in a variety of investment securities for the general public. The Company offers brokerage and custodial services to its customers (including affiliate and correspondent banks) through the facilities of National Financial Services LLC (NFS), another registered securities broker and dealer, and a wholly owned subsidiary of Fidelity Brokerage Group, Inc. The Company's business is reliant upon its relationship with UMBFC and related affiliate banks.

The Company introduces all customer activity to NFS, who clears all of the Company's securities transactions with and for customers on a fully disclosed basis. The Company promptly forwards all funds and securities to NFS and does not otherwise hold funds or securities for, or owe money or securities to customers. Accordingly, the Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 (the "Act").

Pursuant to an agreement between the Company and its clearing broker, NFS is required to perform a computation for proprietary accounts of introducing brokers assets similar to the customer reserve computation. Therefore, proprietary accounts held at the clearing broker are considered allowable assets in the net capital computation.

Cash on Deposit With Affiliate Bank — Cash on deposit with affiliate bank includes cash deposited by the Company's customers that is designated for payment to a third party. The Company records an offsetting account payable and generally makes payment on behalf of the customer the next business day. As of December 31, 2009, all cash on deposit with affiliate bank was fully insured by the Federal Deposit Insurance Corporation.

Trading Securities — Marketable securities, which consist of U.S. government and agency obligations, are carried at fair value, including accretion of interest, based on quoted market prices for those or similar securities, with unrealized gains or losses included in investment income. Such transactions are recorded on a trade date basis. Realized gains and losses are accounted for on a specific identification basis.

Property and Equipment — Property and equipment are recorded at cost less accumulated depreciation and are depreciated using the straight-line method over their estimated useful lives, ranging from three to seven years.

Commissions — Commission revenues and related expenses are recorded on a trade date basis.

Fees — Fees are recognized when earned.

Income Taxes — The Company accounts for income taxes in accordance with Financial Accounting Standards Board (FASB) ASC 740, *Income Taxes*. Under the asset and liability method of ASC 740, deferred taxes are determined based on the differences between the financial statement and the tax basis of assets and liabilities using enacted tax rates. Deferred tax assets are reduced by a valuation allowance, when in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. No valuation allowance has been recorded as of December 31, 2009.

The Company files consolidated federal and state income tax returns with UMBFC and its subsidiaries. The Company's current income taxes are payable to UMB Bank in accordance with a tax sharing agreement.

Under the Company's tax sharing agreement, for consolidated state tax returns, tax is to be allocated in the same manner as allocating federal expense/benefit, which is based on a separate return approach, unless applicable law requires a different method of allocation.

The Company applies the provisions of ASC 740-10-05-06, *Accounting for Uncertainty in Income Taxes*. This Interpretation clarifies the accounting and reporting for uncertainties in income tax law. It prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions.

New Accounting Standards — FASB Statement No. 168, *The "FASB Accounting Standards Codification" and the Hierarchy of Generally Accepted Accounting Principles* establishes the FASB Accounting Standards Codification (Codification or ASC) as the single source of authoritative generally accepted accounting principles (GAAP) recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification supersedes all existing non-SEC accounting and reporting standards. All other nongrandfathered, non-SEC accounting literature not included in the Codification will become nonauthoritative.

Following the Codification, the Board will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates, which will serve to update the Codification, provide background information about the guidance and provide the basis for conclusions on the changes to the Codification.

GAAP is not intended to be changed as a result of the FASB's Codification project, but it changed the way the Company organized and presented its accounting policies. As a result, these changes will have an impact on how the Company references GAAP in its financial statements and in its disclosure of its accounting policies.

In May 2009, the FASB amended the general accounting principles for subsequent events through the issuance of ASC No. 855, *Subsequent Events*. This amendment provides guidance on the Company's assessment of subsequent events. It also requires the disclosure of the date through which subsequent events have been evaluated. The Company adopted this statement during the year ended December 31, 2009.

Use of Estimates — The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events — The Company has evaluated subsequent events through February 25, 2010, which is the date the financial statements were issued. As a result of this evaluation, the Company noted no subsequent events that require adjustments to, or disclosure in these financial statements.

Related-Party Transactions — UMB Bank provides various support services for the Company, including data processing, communications, and office occupancy. During the years ended December 31, 2009, the Company was charged $33,339 for such services. The Company is charged a quarterly management fee by UMBFC for estimated expenses of certain operational and administrative functions. If actual expenses for these functions differ significantly from the estimate, the management fee will be adjusted accordingly. During the year ended December 31, 2009, the Company was charged $4,938 for these functions. These amounts are based on UMB Bank's costs to provide the services and do not necessarily represent the cost of the services had they been obtained from a third party. These amounts are included in "Other" expenses in the statements of income.

The Company participates in the qualified 401(k) profit sharing plan administered by UMBFC that permits participants to make contributions by salary reduction. The Company made matching or discretionary contributions to this plan approximating $71,700 for the year ended December 31, 2009.

2. NET CAPITAL REQUIREMENT

The Company is required to maintain minimum net capital as defined by Rule 15c3-1 under the Act. Rule 15c3-1 requires minimum net capital to be the greater of $250,000 or 6-2/3% of aggregate indebtedness. As of December 31, 2009, the Company had net capital, as defined, of $3,426,601, which was $3,176,601 in excess of its minimum net capital requirement of $250,000. Additionally, the ratio of aggregate indebtedness to net capital for the Company may not exceed 15 to 1. The Company's ratio of aggregate indebtedness to net capital was 0.11 to 1 as of December 31, 2009.

3. INCOME TAXES

The provision for income taxes differs from the amounts computed by applying the federal tax rate of 35% to income before income taxes. The reasons for these differences at December 31, 2009 are as follows:

Computed "expected" federal tax provision	$ 2,695
State taxes — net of federal benefit	1,300
Provision-to-return adjustments	(2,932)
Non-deductible expenses	4,546
Other	(541)
Total	$ 5,068

The tax effects of temporary differences that give rise to the significant portions of deferred taxes at December 31, 2009 are as follows:

Deferred tax assets:	
Tax accounting method change — cash to accrual	$ 16,118
Property and equipment	2,608
Other	184
Total deferred tax assets	18,910
Deferred tax liabilities:	
Prepaid expenses	(18,790)
Total deferred tax liabilities	(18,790)
Net deferred income tax asset	$ 120

Based on its evaluation, the Company has determined that there were no significant uncertain tax positions requiring recognition in the accompanying financial statements. As of December 31, 2009, the Company had no accrued interest or penalties related to uncertain tax positions.

With limited exception, the Company is no longer subject to examination by tax authorities for years prior to 2006.

4. COMMITMENTS AND CONTINGENCIES

The Company's customer accounts are carried by NFS. All execution and clearing services are also performed by NFS. The agreement between the Company and NFS stipulates that all losses resulting from the Company's customers' inability to fulfill their contractual obligations are the responsibility of the Company.

As a securities broker and dealer, the Company is engaged in various securities trading activities. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the customers' ability to satisfy their obligations to the Company. The Company manages its risk in this area through NFS's monitoring of customer position and credit limits and collateral. Additional collateral is required from customers where appropriate.

In the normal course of business, there are various legal actions and proceedings pending against the Company. In management's opinion, after consultation with outside counsel, the ultimate liability, if any, resulting from these legal actions will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

5. GUARANTEES

The Company has provided a guarantee to its clearing broker. Under the agreement, the Company has agreed to indemnify the clearing broker for customers introduced by the Company that are unable to satisfy the terms of their contracts. The Company's liability under these arrangements is not

quantifiable. However, the potential for the Company to be required to make payments under this agreement is remote. Accordingly, no liability is carried on the statement of financial condition for these transactions.

6. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments include cash on deposit with affiliated bank, trading securities, receivable from clearing broker, payable to affiliate and correspondent banks and accrued expenses and other liabilities. The estimated fair value of such financial instruments at December 31, 2009, approximate their carrying value as reflected in the statements of financial condition.

Effective January 1, 2008, the Company adopted ASC 820, *Fair Value Measurements and Disclosures*. ASC 820 establishes a hierarchy for determining the fair value of a financial instrument. The hierarchy consists of three levels of valuations based on the evidence used to determine the valuation. ASC 820 requires that the highest level of valuation available be used. A "Level 1" valuation is a quoted market price for an identical asset in a market that is actively traded. A valuation is considered to be "Level 2" when a quoted market price in an active market is not available, but all necessary inputs into the calculation of fair value represent data observable in an active market. A valuation is considered "Level 3" when any significant component of the fair value calculation is based on data that is not observable in an active market, but rather is based on estimates by management. Investment securities measured at fair value on a recurring basis are summarized below as of December 31, 2009.

	Fair Value Using			Total
	Level 1	Level 2	Level 3	Fair Value
Trading securities — U.S. agencies	$2,445,907	$ -	$ -	$2,445,907

* * * * * *

SUPPLEMENTAL SCHEDULES

SUPPLEMENTAL SCHEDULE (G)

UMB FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of UMB Bank, n.a.)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2009

	As Audited	Adjustments	As Filed in Form X-17A-5
TOTAL STOCKHOLDER'S EQUITY	$ 3,803,290	$	$ 3,803,290
DEDUCTIONS AND CHARGES:			
Property and equipment	864		864
Deferred income tax asset	120		120
Prepaid expenses and other	355,619	(405,138)	49,519
Total non-allowable assets	356.603	(405,138)	50.503
Haircuts on securities positions	20,086		20,086
Total	376,689		70,589
NET CAPITAL	$ 3,426,601	$ 405,138	$ 3,732,701
AGGREGATE INDEBTEDNESS:			
Accrued expenses and other	$ 384,442	$ (306,902)	$ 77.540
Payable to affiliate and correspondent banks	13,140	(13,140)	
TOTAL AGGREGATE INDEBTEDNESS	$ 397,582	$ (320,042)	$ 77,540
COMPUTATION OF NET CAPITAL REQUIREMENT — Minimum net capital required (the greater of the minimum dollar net capital requirement of $250,000 or 6-2/3% of aggregate indebtedness)	$ 250,000	$	$ 250,000
EXCESS NET CAPITAL	$ 3,176,601	$ 405,138	$ 3,482,701
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.11 to 1		0.02 to 1

UMB FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of UMB Bank, n.a.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO SEC RULE 15c3-3 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
DECEMBER 31, 2009

EXEMPTION UNDER SECTION (k)(2)(ii) IS CLAIMED

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

Deloitte.

Deloitte & Touche LLP
Suite 3300
1100 Walnut Street
Kansas City, MO 64106-2129
USA

Tel: +1 816 474 6180
www.deloitte.com

SUPPLEMENTAL REPORT ON INTERNAL CONTROL

To the Stockholder and Board of Directors of
UMB Financial Services, Inc.
Kansas City, Missouri

In planning and performing our audit of the financial statements of UMB Financial Services, Inc. (the "Company") (a wholly owned subsidiary of UMB Bank, n.a.) as of and for the year ended December 31, 2009 (on which we issued our report dated February 25, 2010, and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected in a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 25, 2010

UMB Financial Services, Inc.

(A Wholly Owned Subsidiary of UMB Bank, n.a.)

SEC I.D. No. 8-34999

Financial Statements for the Year Ended December 31, 2009, Supplemental Schedules as of December 31, 2009, and Independent Auditors' Report, and Supplemental Report on Internal Control

Filed Pursuant to Rule 17a-5(e)(3) as a **PUBLIC** Document